UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 26, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Loop Industries, Inc.
File No. 1-38301 - CF#37048

       Loop Industries, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on November 29, 2018.

       Based on representations by Loop Industries, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

       Exhibit 10.1   through November 29, 2023

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Brent J. Fields
       Secretary